EXHIBIT 21.1

Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation

ATH Costa Rica, S.A.	Costa Rica

ATH Panama, S.A.	Panama

EVERTEC Dominicana, S.A.	Dominican Republic

EVERTEC Latinoamerica, S.A.	Costa Rica

EVERTEC Mexico Servicios de Procesamiento, S.A. de C.V.	Mexico

T.I.I. Smart Solutions Inc.	British Virgin Islands

Tarjetas Inteligentes Internacionales, S.A.	Costa Rica

TII Smart Solutions, Sociedad Anónima	Guatemala